Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Canopy Growth Corporation (“Canopy Growth” or the “Company”)

1 Hershey Drive

Smiths Falls, ON, K7A 0A8

Item 2 Date of Material Change

February 20, 2019

Item 3 News Release

The news release attached hereto as Schedule “A” was disseminated on February 20, 2019 by Canada Newswire.

Item 4 Summary of Material Change

On February 20, 2019, Canopy Growth announced that it had filed its Amended and Restated Management’s Discussion and Analysis for the three and nine months ended December 31, 2018 on SEDAR.

Item 5 Full Description of Material Change

On February 20, 2019 Canopy Growth announced the filing of its Amended and Restated Management Discussion and Analysis for the three and nine months ended December 31, 2018 (“Amended MD&A”) to correct the Adjusted EBITDA in the original MD&A for the nine months ended December 31, 2018 (filed on February 14, 2019) (the “Original MD&A”), as follows.

The Adjusted EBITDA loss for the nine months ended December 31, 2018 changed from $69,006,000 to $155,154,000. The correction was made due to a formula error in the spreadsheet supporting the year to date Adjusted EBITDA loss calculation. The Adjusted EBITDA loss for the three months ended as December 31, 2018 was correct as reported, as were all prior quarters as released.

There are no changes required to Canopy Growth’s unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2018 (filed on February 14, 2019). Other than as expressly set forth in the Amended MD&A, the Amended MD&A does not purport to update or restate the information in the Original MD&A or reflect any events that occurred after the date of the filing of the Original MD&A other than changes to the sections entitled Results of Operations, Third Quarter Review, and Adjusted EBITDA (Non-GAAP Measure).

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Bruce Linton, Co-Chief Executive Officer of Canopy Growth is knowledgeable about the material change described above. His business telephone number is 1-855-558-9333

Item 9 Date of Report

February 20, 2019

SCHEDULE “A”

Please see attached.

Canopy Growth Corporation Files Amended and Restated Third Quarter MD&A

February 20, 2019

SMITHS FALLS, ON – Canopy Growth Corporation (TSX:WEED) (NYSE: CGC) (“Canopy Growth” or “the Company) filed its Amended and Restated Management Discussion and Analysis for the three and nine months ended December 31, 2018 (“Amended MD&A”) to correct the Adjusted EBITDA[1] in the original MD&A for the nine months ended December 31, 2018 filed on February 14, 2019 (the “Original MD&A”), as follows.

The correction of the Adjusted EBITDA loss for the nine months ended December 31, 2018 from $69,006,000 to $155,154,000. The correction was made due to a formula error in the spreadsheet supporting the year to date Adjusted EBITDA loss calculation. The Adjusted EBITDA loss for the three months ended as December 31, 2018 was correct as reported, as were all prior quarters as released.

There are no changes required to Canopy’s unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2018 (filed on February 14, 2019). Other than as expressly set forth in the Amended MD&A, the Amended MD&A does not purport to update or restate the information in the Original MD&A or reflect any events that occurred after the date of the filing of the Original MD&A other than changes to the sections entitled Results of Operations, Third Quarter Review, and Adjusted EBITDA (Non-GAAP Measure).

Note 1: The Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Adjusted EBITDA is reconciled and explained in the Amended and Restated MD&A under “Adjusted EBITDA (Non-GAAP Measure)

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company’s subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations (“Canopy Health”), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. (“ebbu”). Intellectual Property (“IP”) and R&D advancements achieved by ebbu’s team apply directly to Canopy Growth’s hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the

Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world’s largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the future market share achieved in recreational markets, product development, clinical trial work, and planned acquisition activities related to BC Tweed, and Canopy Health Innovations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with entering a new market dynamic in Canada or internationally, and such risks contained in the Company’s annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Contact:

Tyler Burns

Investor Relations

Canopy Growth Corporation

Tyler.burns@canopygrowth.com

1-855-558-9333 ex 122

Caitlin O’Hara

Communications Specialist

Caitlin.ohara@canopygrowth.com

613-291-3239

Director:

Bruce Linton

tmx@tweed.com

tmx@canopygrowth.com